Foresyte, Inc

ANNUAL REPORT

3021 N Southport Avenue Apt 4A

Chicago , IL 60657

(303) 888-0698

http://foresyteapp.com

This Annual Report is dated April 22, 2024.

BUSINESS

PROBLEM STATEMENT

Traveling 35 days per year, spanning 5 trips, and favoring community apps in their downtime, GenZ has made it clear life was made for experiences. Ironically, this generation is inept with coordination.;

During an era of sensory distractions and buried commitments, GenZ is fundamentally ineffective at driving planning follow-through. The single outcome of deplaning for vacation with friends requires, on average, four separate apps to fully coordinate into fruition. This is ridiculous.

Foresyte intersects a powerful planning stack with social media, enabling friends everywhere to stay connected while planning the moments that matter together. These moments are meant to be fun, not stressful, and planning is half the fun when done right.

PRODUCT SUMMARY

Foresyte is the collaborative travel planning app where you can chat, coordinate, discover, share, and book in one spot. The app eliminates the need to use several separate mediums to coordinate group plans into fruition, accommodating each stage of the travel planning lifecycle:

1. Chat, ideate and coordinate with friends

2. Plan and collaborate on itineraries in real-time

3. Discover top travel spots from community users

4. Book, reserve, and keep the plans organized

The Foresyte app launched on July 18, 2022 and is available on the iOS App Store. Foresyte has 50K installs, strong retention and a rare K-factor of 0.8. Viral traction at this level is abnormal for any app, and extremely unusual for a travel app. This surge coincided with the conclusion of a major 9-month product pivot away from group finance, resulting in a 137-day growth doubling. Foresyte operated in the market 15 months prior to the pivot.

Website: https://www.foresyteapp.com/

App Store Page: https://apps.apple.com/us/app/foresyte-lifestyle-planning/id1627660146

Revenue Model

Foresyte harvests purchase intent from the trip ideation stage to booking. Our community Discover page and Foresyte's Choice itineraries are fully integrated with Tripadvisor, sending users to exact listings for single-tap bookings. Our users have unusually high booking intent (33% conversion), which has led Tripadvisor to pay us a 2.5X premium on click-out traffic we send them.

Our focus on nailing down the network model has helped drive 167% monthly revenue growth, resulting from the 4,800 monthly trips being planned on Foresyte.

Market Validation

Foresyte has strong traction, efficient distribution, and a network effect quickly taking shape. The app will reach a state of self-sustaining viral growth (K > 1.0) by late Q2, removing its reliance on paid acquisition. Traction at a glance:

- 50K Installs
- 27K Users
- 8K MAU
- $0.90 CAC
- 0.8 K-factor
- 19% Day 1
- 167% MRR Growth

In-House Influencer

Technical operations manager at Walmart Connect by day, and TikTok influencer with a 690K+ follower reach by night, Ken has accelerated Foresyte's growth on the social media giant while garnering a highly engaged following in the process. Through his compelling content and storytelling capabilities, Ken has played a crucial role in optimizing Foresyte's user acquisition cost (trending < $3.50 per install) while simultaneously laying the groundwork for Foresyte's long-term organic growth strategy on the platform (i.e. snowball effect).

MANAGEMENT TEAM & EXPERIENCE

We have a talented team of nine equity-based contributors. We operate efficiently with a gross burn rate of $15K.

Stephen Eddy – *Co-Founder, CEO*

I have rich experience designing and building great products, having driven strong ARR growth during my tenure at G2.com, including:

MyG2 Campaign Portal – launched and scaled this seller-facing campaign admin experience, driving over $1M in campaign spend within the first six months.

Data Cloud – led a team of seven data engineers and governed G2's expansive data repository to support the site's 5M monthly visitors. My team impacted several million in ARR through the data solutions we operated, such as the buyer intent engine.

Dylan Thomas – *Co-Founder, Engineering*

Formerly a DevOps quality engineer at Xactly corp, Dylan brings extensive experience as a full stack engineer with great knowledge of backend data infrastructure and a keen eye for quality assurance.

Julie Unger – *Co-Founder, Chief Marketing Officer*

With 10 years of experience growing consumer brands, Julie leads our team of three content creators and manages Foresyte's affiliate promoter network.

Rudolph Marschke – *Co-Founder, Chief Data Officer*

With an eye for product operations and data governance, Rudy brings efficiency to how we operate. He leads a team of two data specialists, scaling travel discovery content across the global cities we service.

Jovan Aleksic – *Manager, Engineering*

Marissa Ciancitto – *Manager, Social Strategy*

Jonathan Fajardin – *Manager, Content Production*

Eli Snyder – *Travel Influencer*

Ivan Tam – *Data Specialist*

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $199,950.00

Number of Securities Sold: 1,333,000

Use of proceeds: Used to get from where we are in April to where we are today. Marketing and payroll for contractors. Product development.

Date: April 22, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $45,000.00

Use of proceeds: This was used for salaries for who are full time. Two of them are on payroll now. Marketing spend. All SAFEs were converted into equity the week of December 12th

Date: September 13, 2022

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

How long can the business operate without revenue:

Note: Forestye, Inc. was formed on March 29, 2022, and launched its app on July 18, 2022. As such, the Company has an extremely limited operating history & does not have a full financial year to report.

We believe that the company can operate for 18 months (post-money) without generating revenue.

Post-commissions paid to StartEngine, Foresyte is projected to walk away with $888,330 on hand assuming the full $1M in capital is raised. Referring back to the "what will we do with the funds" question within the Offering Information section, Foresyte projects a gross monthly burn of $50,000. This will ensue from modestly compensating the team of 5 (already full-time) contributors, funding our growth strategy, and supporting critical business operations. ($50,000 X 18 months = $900,000).

Foreseeable major expenses based on projections:

Our forecasted major expenses are marketing, payroll, and professional services.

Future operational challenges:

As Foresyte approaches its market adoption tipping point, the company is prepared to experience operational challenges around scaling the team to keep up with the anticipated rapid growth. Expanding coverage to Android and international users will also present a unique set of challenges, but Foresyte is prepared to move quickly and execute with precision.

Future challenges related to capital resources:

The team has built a sustainable subscription revenue model, proven out the market for its paid offering, and gained traction with its highly scalable distribution strategy. Assuming Foresyte obtains close to the full $1M it's seeking, the company does not expect to encounter any future challenges related to capital resources.

If for any reason the company does not obtain the full $1M in funding, Foresyte has already staged an alternative path forward by way of the company's preemptive discussions with VC funds and accelerator programs. Several parties have expressed interest in an investment opportunity with Foresyte (two funds as recent as this week at the time of writing on Jan 11) and are standing by for if/when the company deems it necessary to pursue alternative capital.

Future milestones and events:

Reaching breakeven and cash flow positivity will dramatically change how Foresyte can operate its business, since we believe that this milestone will remove reliance on future financing rounds as the only means to sustain growth. In this scenario, the Company will still entertain future financing and strategic partnerships to further accelerate its growth, but only in exchange for the right terms and for the right reasons, such as a Series A round with a reputable VC fund that could further accelerate Foresyte's growth through the access to key partnerships they bring.

Foresyte needs approximately 5,000 paid users to reach breakeven at its current burn rate.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $5,908.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: Safes I - III

Amount Owed: $43,875.00

Interest Rate: 0.0%

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the “Cash-Out Amount”) or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the “Conversion Amount”). If there is a Dissolution Event before the termination of this SAFE, the investor will automatically be entitled to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

Creditor: George Eddy (lead investor)

Amount Owed: $30,000.00

Interest Rate: 6.0%

Maturity Date: April 30, 2023

First installment is not due until Feb 28; George is a family investor who will accommodate all circumstances, should there be an unexpected delay with the StartEngine raise

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Stephen Eddy

Stephen Eddy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO

Dates of Service: March, 2022 - Present

Responsibilities: Product strategy, design, and development; Marketing operations and distribution strategy; Business operations and investor relations.

Other business experience in the past three years:

Employer: G2.com

Title: Senior Project Manager

Dates of Service: February, 2021 - April, 2022

Responsibilities: Leadership, technical project management, technical product management, data cloud governance

Other business experience in the past three years:

Employer: G2.com

Title: Project Manager

Dates of Service: February, 2020 - February, 2021

Responsibilities: Leadership, technical project management, technical product management, data cloud governance

Name: Dylan Thomas

Dylan Thomas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, VP of Engineering

Dates of Service: March, 2022 - Present

Responsibilities: Eng team leadership, software development, integrations, product quality, codebase governance, data infrastructure governance (while Foresyte was legally formed in March of 2022, Dylan has been working on Foresyte since February of 2022) - 15.91% equity; $40,000 annual salary (though he will earn $75K annually post-money)

Other business experience in the past three years:

Employer: Xactly Corp

Title: DevOps Quality Engineer

Dates of Service: May, 2021 - May, 2022

Responsibilities: Quality assurance, software development, codebase governance, data infrastructure governance

Other business experience in the past three years:

Employer: Xactly Corp

Title: Associate Software Quality Engineer

Dates of Service: November, 2019 - May, 2021

Responsibilities: Quality assurance, software development, codebase governance, data infrastructure governance

Name: Julie Unger

Julie Unger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, Chief Marketing Officer

Dates of Service: July 2023 - Present

Responsibilities: With 10 years of experience growing consumer brands, Julie is responsible for executing Foresyte's distribution strategy across paid and organic channels. She leads a team of three in-house content creators, oversees the our affiliate promoter network, and manages the app's web-based SEO.

Other business experience in the past three years:

Employer: Consulting Practice

Title: Marketing Consultant

Dates of Service: July 2020 - July 2023

Responsibilities: Developed branding with an emphasis on messaging clarity and user retention. Implemented and executed marketing campaigns spanning digital and traditional media channels.

Other business experience in the past three years:

Employer: Bug Bite Thing

Title: Digital Marketing Manager

Dates of Service: July 2020 - October 2020

Responsibilities: Managed media channels, including email, digital marketing and paid/organic social media, public relations, influencer/affiliate programs and graphic design.

Other business experience in the past three years:

Employer: Sirota Public Relations

Title: Account Executive

Dates of Service: October 2017 - April 2020

Responsibilities: Managed social media strategy, ad creatives and design, press release distribution, media events and reporter relations.

Name: Rudolph Marschke

Rudolph Marschke's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, Chief Data Officer

Dates of Service: August 2023 - Present

Responsibilities: With an eye for product operations and data governance, Rudy oversees our travel discovery vertical that services several hundred global destinations. Rudy leads a team of two data specialists with the core objective of scaling the app's travel content repository.

Other business experience in the past three years:

Employer: NextGen Tech

Title: Product Manager

Dates of Service: July 2022 - July 2023

Responsibilities: Product manager, AI developer, and SEO specialist.

Other business experience in the past three years:

Employer: US Military

Title: Veteran

Dates of Service: November 2014 - July 2022

Responsibilities: Served in the US Military.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Stephen Eddy

Amount and nature of Beneficial ownership: 5,050,000

Percent of class: 55.44

RELATED PARTY TRANSACTIONS

Name of Entity: George Eddy

Relationship to Company: shareholder

Nature / amount of interest in the transaction: Simple Agreements for Future Equity (“SAFE”)

Material Terms: On September 13, 2022, the Company issued Simple Agreements for Future Equity (“SAFE”) in the amount of $30,000to one of the shareholders, George Eddy. The valuation CAP is set to $3,000,000.

Name of Entity: Keaton Reed

Relationship to Company: Shareholder

Nature / amount of interest in the transaction: Simple Agreements for Future Equity (“SAFE”)

Material Terms: On September 13, 2022, the Company issued Simple Agreements for Future Equity (“SAFE”) in the amount of $15,000 to one of the shareholders, Keaton Reed. The valuation CAP is set to $3,000,000.

Name of Entity: George Eddy

Relationship to Company: Shareholder

Nature / amount of interest in the transaction: A cash advance

Material Terms: In March of 2022, the company received a cash advance extended by one of its lead investors, George Eddy, used for financing business operation. The funds were a part of his eventual $105,000 that was used for a 700,000 Common Stock purchase.

Name of Entity: George Eddy

Relationship to Company: Shareholder

Nature / amount of interest in the transaction: Promissory Note

Material Terms: On December 2, 2022, the Company entered into a Promissory Note with one of the shareholders, George Eddy, in the amount of $30,000. The note bears an interest rate of 6% per annum. The principal amount and interest shall be payable on or before May 31, 2023.

OUR SECURITIES

The company has authorized Common Stock, and Safes I - III. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,506,097 of Common Stock.

Common Stock

The amount of security authorized is 11,000,000 with a total of 9,108,000 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 7,575,000 of shares to be issued pursuant to outstanding RSUs.

Art. VII, Sect. 3(f-j)- Restrictions on Transfer

f) No holder of any of the shares of stock of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a “Transfer”) without the prior written consent of the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors. Examples of the basis for the corporation to withhold its consent include, without limitation, (i) if such Transfer to individuals, companies or any other form of entity identified by the corporation as a potential competitor or considered by the corporation to be unfriendly; or (ii) if such Transfer increases the risk of the corporation having a class of security held of record by two thousand (2,000) or more persons, or five hundred (500) or more persons who are not accredited investors (as such term is defined by the SEC), as described in Section 12(g) of the 1934 Act and any related regulations, or otherwise requiring the corporation to register any class of securities under the 1934 Act; or (iii) if such Transfer would result in the los s of any federal or state securities law exemption relied upon by the corporation in connection with the initial issuance of such shares or the issuance of any other securities; or (iv) if such Transfer is facilitated in any manner by any public posting, m essage board, trading portal, internet site, or similar method of communication, including without limitation any trading portal or internet site intended to facilitate secondary transfers of securities; or (v) if such Transfer is to be effected in a broke red transaction; or (vi) if such Transfer represents a Transfer of less than all of the shares then held by the stockholder and its affiliates or is to be made to more than a single transferee.

(g) If a stockholder desires to Transfer any shares, then the stoc kholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. A ny shares proposed to be transferred to which Transfer the corporation has consented pursuant to paragraph (a) of this Section will first be subject to the corporation’s right of first refusal located in Article XIV of these Bylaws.

(h) Any Transfer, or purpor ted Transfer, of shares not made in strict compliance with this Section shall be null and void, shall not be recorded on the books of the corporation and shall not be recognized by the corporation.

(i) The foregoing restriction on Transfer shall terminate upo n the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended (the “1933 Act").

(j) The Certificates representing shares of stock of the corporation, if any, shall bear on their face the following legend so long as the foregoing Transfer restrictions are in effect: “THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS O CORPORATION.”

Art. XIV, Sect. 1 (q-r)- Right of First Refusal

Right of First Refusal. No stockholder shall Transfer any of the shares of stock of the corporation, except by a Transfer which meets the requirements set forth in Article VII, Section 3 and below:

(q) If the stockholder desires to Transfer any of his shares of stock, then the stockholder shall first give the notice specified in Article VII, Section 3(b) of these Bylaws and comply with the provisions therein.

(r) For thirty (30) days following receipt of such notice, the corporation shall have the option to purchase of the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d) of this Section.

Safes I - III

The security will convert into Convert into the greater of: (1) the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock; or (2) the number of shares of safe preferred stock equal to the purchase amount divided by the safe price. and the terms of the Safes I - III are outlined below:

Amount outstanding: $43,875.00

Interest Rate: 0.0%

Discount Rate: 0.0%

Valuation Cap: $3,000,000.00

Conversion Trigger: If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert

Material Rights

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of

SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the “Cash-Out Amount”) or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the “Conversion Amount”). If there is a Dissolution Event before the termination of this SAFE, the investor will automatically be entitled to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Foresyte common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient enough demand for our product to establish a baseline revenue steam required to continue long-term operations, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business by way of our paid marketing channels. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Foresyte has conducted a thorough market analysis to determine our present $7.5M valuation. However, unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Foresyte common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the consumer technology sector. However, that may never happen or it may happen at a price that results in you losing money on this investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, such as a greater proportion of funds than anticipated being allocated toward Company Employment to support key hires unbeknownst to the Company at this time, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance, such as Foresyte's projected total addressable market, are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services comprising financial, social, and travel planning applications are variants on one type of service: providing a comprehensive platform to manage personal finances, and plan for social outings and travel experiences with friends. Our revenues are therefore dependent upon the market for what the Company deems as "Lifestyle Planning" essentials. Minority Holder; Securities with Voting Rights The Foresyte common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising budget in conjunction with successfully establishing full "product-market fit" our product will be able to gain traction in the marketplace at a faster rate than our current product has to-date. It is possible that our product will fail to achieve broad market acceptance for any number of reasons, such as current high-production channels failing to grow at their projected rates, losing a critical member of the founding team due to unforeseen circumstances, or failing to innovate and enhance our product at the rate necessary to effectively captivate broader market adoption. If Foresyte's mobile application fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early stage company and have not yet generated any profits Foresyte was formed on March 29, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, such as encountering the need for a product strategy pivot, and managing its growth and the entry of competitors into the market. While Foresyte holds a provisional patent on its technology, this utility patent has not been formally approved by the State and is currently unenforceable. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Foresyte has incurred a net loss of -$205,771 as of October 31, 2022 and has generated limited revenue since its inception. There is no guarantee that we will be profitable in the next 3 years or generate sufficient revenue to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history with limited customers and revenue. If you are investing in Foresyte, it's because you think that our mobile application is a good idea and that our team will continue to find greater success in marketing and selling our mobile application to enough people that the Company becomes either profitable or grows its base of users at a rate sufficient enough to attract a follow-on investment by a future investor(s) prior to exhausting its estimated 18 months of runway ensuing from achieving our raise goal on StartEngine. We have pending patent approval's that might be vulnerable One of Foresyte's most valuable assets is its intellectual property. The provisional patent which the company holds on its technology has not been formally reviewed by the US Patent and Trademark Office. Due to the value we believe our unique product has, competitors may misappropriate or violate the rights owned by the Company. With the capital raised on StartEngine, Foresyte intends to pursue additional protection over its intellectual property by fully registering its provisional patent with the State and, ultimately, obtaining a proper utility patent on the materially unique technology found within its mobile application. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to our unregistered intellectual property. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, Foresyte requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in software engineering, product design, marketing, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources exhausted by recruiting, hiring and onboarding such personnel. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. More specifically, we rely heavily on the talent of our engineering team to support the level of product innovation required to truly differentiate ourselves from other competitors in the personal finance and discretionary planning space. If Foresyte fails to attract additional engineering talent in the near-term, this would likely adversely impact the value of your investment. The Company is vulnerable to hackers and cyber-attacks As a mobile-first software business, we may be vulnerable to hackers who may access the personal data of our users who utilize Foresyte. Further, any significant disruption in service on Foresyte or within the core systems which support the product could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on third-party technology providers, such as Apple and Google to support and distribute our technology. Any disruptions of services or cyber-attacks either on our technology providers or on Foresyte could harm our reputation and materially negatively impact our financial condition and business. The Chief Executive Officer currently does not take a salary Stephen Eddy, the Chief Executive Officer of Foresyte, Inc., does not currently receive a salary for his work at Foresyte. Although Stephen owns equity in Foresyte, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. The Company plans to begin compensating Stephen once it has sufficient funds in the bank to sustain business operations in a responsible manner (i.e. post-money from this Reg. CF campaign.) The Company plans on paying Stephen a salary of $75K per year until cash flow positivity or Series A round (whichever comes first). If the minimum funding amount from this fundraising campaign is exceeded, a portion of funds from this campaign will go towards the CEO's salary compensation (as noted in the "Use of Proceeds" section).

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 22, 2024.

Foresyte, Inc

By /s/ Stephen Eddy

Name: Foresyte, Inc

Title: Founder, CEO

Exhibit A

FINANCIAL STATEMENTS

Foresyte Financials

Foresyte, Inc.
2023/2024

Basis of Preparation

This report is prepared solely for the confidential use of Foresyte, Inc.. In the preparation of this report Foresyte, Inc. has relied upon the unaudited financial and non-financial information provided to them. The analysis and report must not be recited or referred to in whole or in part in any other document. The analysis and report must not be made available, copied or recited to any other party without our express written permission. Foresyte, Inc. neither owes nor accepts any duty to any other party and shall not be liable for any loss, damage or expense of whatsoever nature which is caused by their reliance on the report or the analysis contained herein.

Financial Statements

BALANCE SHEET	2023/2024	2022/2023
ASSETS		
Cash & Equivalents		
BUS COMPLETE CHK (7593) - 1	$5,908	$3,377
Total Current Assets	**$5,908**	**$3,377**
Total Non-Current Assets	**$0**	**$0**
Total Assets	**$5,908**	**$3,377**
LIABILITIES		
Short Term Debt		
Chase Business Cards	$13,621	$17,512
SAFE Investments	$175,000	$75,000
Shareholder Loan	$3,881	$3,881
Total Short Term Debt	**$192,503**	**$96,394**
Total Current Liabilities	**$192,503**	**$96,394**
Total Non-Current Liabilities	**$0**	**$0**
Total Liabilities	**$192,503**	**$96,394**
EQUITY		
Retained Earnings		
Retained Earnings	($294,026)	$0
Current Earnings		
Net Income	($317,381)	($294,026)
Other Equity		
Common stock	$265,710	$200,710
StartEngine	$158,803	$0
APIC	$300	$300
Total Other Equity	**$424,813**	**$201,010**
Total Equity	**($186,594)**	**($93,016)**
Total Liabilities & Equity	**$5,908**	**$3,377**

INCOME STATEMENT	2023/2024	2022/2023
Revenue		
Sales	$2,294	$1,064
Gross Profit	**$2,294**	**$1,064**
Expenses		
Advertising & marketing	$80,424	$83,938
Contract labor	$90,167	$50,679
Contributions to charities	$0	$158
Dues and Subscriptions	$60	$342
General business expenses	$1,380	$6,637
Insurance	$0	$120
Legal & accounting services	$22,572	$30,551
Meals	$918	$2,556
Office expenses	$26,291	$24,779
Payroll expenses	$94,561	$89,081
Travel	$994	$6,251
Total Expenses	**$317,366**	**$295,091**
Operating Profit	**($315,072)**	**($294,026)**
Interest Expenses		
Credit card interest	$2,309	$0
Earnings Before Tax	**($317,381)**	**($294,026)**
Net Income	**($317,381)**	**($294,026)**

CASH FLOW STATEMENT	2023/2024	2022/2023
OPERATING ACTIVITIES		
Net Income	($317,381)	($294,026)
Cash Flow from Operating Activities	**($317,381)**	**-**
INVESTING ACTIVITIES		
Cash Flow from Investing Activities	**$0**	**-**
FINANCING ACTIVITIES		
Change in Other Equity	$223,803	-
Change in Short Term Debt	$96,109	-
Cash Flow from Financing Activities	**$319,912**	**-**
Change in Cash & Equivalents	**$2,531**	**-**
Cash & Equivalents, Opening Balance	$3,377	-
Cash & Equivalents, Closing Balance	$5,908	-

	Preferred Stock		Common stock		Paid-in Capital	Accumulated Deficit	Stockholders' Deficit	
	Shares	Amount	Shares	Amount				
Inception	-	$ -	-	$ -	$ -	$ -	$ -	
Issuance of founders stock	-	-	7,625,000	763	-	-	-	
Contributed capital	-	-	1,333,000	-	201,010	-	201,010	
Discount on convertible debt (SAFE)	-	-	216,000	-	75,000	-	75,000	< converted into equity, contrary to financial statements (coordination l
Net income (loss)	-	-	-	-	1,064	(295,090)	(294,026)	
December 31, 2022	-	$ -	9,174,000	$ 763	$ 277,074	$ (295,090)	$ (18,016)	
Shares issued for cash	-	-	418,941	-	223,803	-	223,803	
Discount on convertible debt (SAFE)	-	-	244,444	-	100,000	-	100,000	< converted into equity, contrary to financial statements (coordination l
Stock option compensation	-	-	(135,833)	-	-	-	-	
Net income (loss)	-	-	-	-	2,294	(317,366)	(315,072)	
December 31, 2023	-	$ -	9,701,552	$ 763	$ 603,171	$ (612,456)	$ (9,285)	
Total Stock Allocated			11,000,000					
Available Stock Pool			1,298,448					

NOTE 1 – NATURE OF OPERATIONS

Foresyte, Inc. was formed on March 29, 2022 ("Inception") in the State of Illinois. The financial statements of Foresyte, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chicago, Illinois.

Foresyte, Inc. - the collaborative travel planning app where you can chat, coordinate, discover, share, and book in one spot, eliminating the need to use several separate mediums to coordinate group plans into fruition.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and December 31, 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from bookings generated through our integrated travel brokers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Illinois state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 11,000,000 shares of our common stock with par value of $0.001. As of April 2, 2024 the company has currently issued 9,701,552 shares of our common stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 2, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Stephen Eddy, the Chief Executive Officer of Foresyte, Inc., hereby certify that the financial statements of Foresyte, Inc. and notes thereto for the periods ending December 31, 2022 and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $ (317,366); taxable income of $(315,072) and total projected tax of $0. Foresyte, Inc. has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 2, 2024.

DocuSigned by:
Stephen Eddy
49CAAB33939F473...

Chief Executive Officer
April 2, 2024

CERTIFICATION

I, Stephen Eddy, Principal Executive Officer of Foresyte, Inc, hereby certify that the financial statements of Foresyte, Inc included in this Report are true and complete in all material respects.

Stephen Eddy

Founder, CEO